UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Original Filing)*

Under the Securities Exchange Act of 1934

Confluent, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20717M103
(CUSIP Number)

Altimeter Capital Management, LP,
One International Place, Suite 4610,
Boston, MA 02110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:



Rule 13d-1(b)


[X]
Rule 13d-1(c)



Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Capital Management, LP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

13,325,374*


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

13,325,374

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,325,374


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.47%


12.

TYPE OF REPORTING PERSON (see instructions)

IA, PN

 *Total shares represent 4,930,000 Class A Shares and 8.395,374 Class B Shares that will be convertible within 60 days of Date of Event which Requires Filing this Statement.

1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Capital Management General Partner, LLC


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

13,325,374


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

13,325,374

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,325,374


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.47%


12.

TYPE OF REPORTING PERSON (see instructions)

OO



1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brad Gerstner


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

13,325,374


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

13,325,374

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,325,374


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.47%


12.

TYPE OF REPORTING PERSON (see instructions)

IN



1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Growth Cascade Fund, LP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

6,716,299**


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

6,716,299

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,716,299


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.35%


12.

TYPE OF REPORTING PERSON (see instructions)

PN

 ** Total shares represent 6,716,299 Class B shares that will be convertible within 60 days of Date of Event which Requires Filing this Statement.

1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Growth Cascade General Partner, LLC


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

6,716,299


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

6,716,299

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,716,299


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.35%


12.

TYPE OF REPORTING PERSON (see instructions)

OO



Item 1.


(a)
Name of Issuer
Confluent, Inc. (the "Issuer")




(b)
Address of Issuer's Principal Executive Offices
899 W. Evelyn Avenue, Mountain View, CA, 94041

Item 2.


(a)
Name of Person Filing
This Original Filing to the Schedule 13G (this "Original Filing") is being filed on behalf of Altimeter Capital Management General Partner LLC
(the "General Partner"), Altimeter Capital Management, LP (the
"Investment Manager"), Altimeter Cascade Fund, LP (the "Fund"),
Altimeter Cascade General Partner, LLC (the "Fund General Partner") and Brad Gerstner, who are collectively referred to as the "Reporting Persons." Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund. The Fund General Partner is the sole general partner of the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.




(b)
Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One International Place, Suite 4610, Boston, MA 02110.




(c)
Citizenship
Each of the Investment Manager and the Fund are a Delaware limited partnership. Each of the General Partner and the Fund General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.




(d)
Title of Class of Securities
Class A Common Stock, par value $0.00001 per share




(e)
CUSIP Number
20717M103



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).



(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).



(c)

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).



(d)

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



(e)

An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);



(f)

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);



(g)

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h)

A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);



(i)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);



(j)

Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

The beneficial ownership of each Reporting Person of shares of Common Stock ("Common Stock") as of March 4, 2022 is as follows: (i) each of the Fund and the Fund General Partner (as the general partner of the Fund) beneficially owns 6,716,299 shares of Common Stock representing approximately 5.35% of such class of security; and (ii) each of the General Partner (as the general partner of the Investment Manager), the Investment Manager (as the investment manager of the Fund), and Mr. Gerstner (as the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner) beneficially owns 13,325,374 shares of Common Stock, representing approximately 10.47% of such class of security. All ownership percentages of the securities reported herein are based upon a total of 127,232,178 shares of Common Stock shares outstanding as of March 4, 2022. The total number of shares of Common Stock includes all of the shares of Class A Common Stock outstanding as of February 10, 2022 and Class B Common Stock beneficially owned by each Reporting Person.

Each share of Class B Common Stock is convertible at any time at the option of each Reporting Person into shares of Class A Common Stock on a 1-for-1 basis and has no expiration date. On any transfer of shares of Class B shares
Common Stock, each such transferred share will automatically convert into one share of Class A Common Stock except for certain "Permitted Transfers" described in the Issuer's amended and restated certificate of incorporation. Further, each share of Class B Common Stock held by each Reporting Person will automatically convert into one share of Class A Common Stock, upon the following:(i) sale or transfer of such share of Class B common stock
(ii) the death or incapacity of the Class B common stockholder
(or nine months after the date of the death or incapacity if the stockholder is one of the Company's founders); and (iii) on the final conversion date, defined as the earliest of (a) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding shares of Class A and Class B common stock;
(b) the last trading day of the fiscal year following the tenth anniversary of the Company's IPO; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.(i) sale or transfer of such share of Class B common stock, except for permitted transfers as described in the amended and restated certificate of incorporation; (ii) the death or incapacity of the Class B common stockholder (or nine months after the date of the death or incapacity if the stockholder is one of the Company's founders); and (iii) on the final conversion date, defined as the earliest of (a) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding shares of Class A and Class B common stock; (b) the last trading day of the fiscal year following the tenth anniversary of the Company's IPO; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.

Shares reported herein for the General Partner, the Investment Manager and Mr. Gerstner represent shares of Class A and Class B Common Stock beneficially owned and held of record by the Fund and several private funds
(collectively, the "Altimeter Entities") for which the Investment Manager serves as the investment manager. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Gerstner represent shares of Class A and Class B Common Stock beneficially owned and held of record by the Altimeter Entities. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. Shares reported herein for the Fund General
Partner represent shares of Class B Common
Stock beneficially owned and held of record by the Fund.

For the total amount of shares reported herein, 4,930,000 of such shares represents shares of Class A Common Stock beneficially owned and held of record by two of the Altimeter Entities. The remainder of the shares reported herein represent shares of Class B Common Stock.
For the purpose of computing the percentage of ownership of each Reporting Person, the aggregate number of shares of Class B Common
Stock beneficially owned by such Reporting
Person has been treated as converted into shares of Class A Common Stock.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)

Amount beneficially owned:
Altimeter Capital Management General Partner LLC - 13,325,374 shares Altimeter Capital Management, LP - 13,325,374 shares
Brad Gerstner -  13,325,374  shares
Altimeter Growth Cascade Fund, LP - 6,716,299 shares
Altimeter Growth Cascade General Partner, LLC - 6,716,299 shares





(b)

Percent of class:
Altimeter Capital Management General Partner LLC - 10.47%
Altimeter Capital Management, LP -10.47%
Brad Gerstner - 10.47%
Altimeter Growth Cascade Fund, LP - 5.35%
Altimeter Growth Cascade General Partner, LLC - 5.35%


(c)

Number of shares as to which the person has:



(i)
Sole power to vote or to direct the vote
Altimeter Capital Management General Partner LLC -0-
Altimeter Capital Management, LP -0-
Brad Gerstner - 0-
Altimeter Growth Cascade Fund, LP -0-
Altimeter Growth Cascade General Partner, LLC -0-


(ii)
Shared power to vote or to direct the vote
Altimeter Capital Management General Partner LLC - 13,325,374 shares Altimeter Capital Management, LP - 13,325,374 shares
Brad Gerstner - 13,325,374 shares
Altimeter Growth Cascade Fund, LP - 6,716,299 shares
Altimeter Growth Cascade General Partner, LLC - 6,716,299 shares



Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.



Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.  Exhibit 99-1

Joint Filing Agreement, dated March 9, 2022, by and among the Reporting
Persons.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 9, 2022



ALTIMETER CAPITAL MANAGEMENT
GENERAL PARTNER LLC



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



ALTIMETER CAPITAL MANAGEMENT, LP



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer


ALTIMETER GROWTH CASCADE FUND, LP

By: /s/ Mara Davis

Mara Davis, Chief Compliance Officer

ALTIMETER GROWTH CASCADE GENERAL
PARTNER, LLC

By: /s/ Mara Davis

Mara Davis, Chief Compliance Officer


BRAD GERSTNER



By: /s/ Brad Gerstner



Brad Gerstner, individually


EXHIBIT I

JOINT FILING AGREEMENT

This Joint Filing Agreement dated March 9, 2022 is by and among Altimeter Capital Management General Partner LLC, a Delaware limited liability company, Altimeter Capital Management, LP, a Delaware limited partnership, Altimeter Growth Cascade Fund, LP, a Delaware limited partnership, Altimeter Growth Cascade General Partner, LLC, a Delaware limited liability company, and Brad Gerstner, an individual (the foregoing are collectively referred to herein as the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule
13G with respect to shares of Class A Common Stock of Confluent, Inc., beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on
Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.


ALTIMETER CAPITAL MANAGEMENT
GENERAL PARTNER LLC



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



ALTIMETER CAPITAL MANAGEMENT, LP



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer


ALTIMETER GROWTH CASCADE FUND, LP

By: /s/ Mara Davis

Mara Davis, Chief Compliance Officer

ALTIMETER GROWTH CASCADE GENERAL
PARTNER, LLC

By: /s/ Mara Davis

Mara Davis, Chief Compliance Officer


BRAD GERSTNER



By: /s/ Brad Gerstner



Brad Gerstner, individually